 EXHIBIT 1

Land and Buildings Believes It Is Time for Real Change at Associated Estates to

Enhance Shareholder Value

Believes Shareholders Have Suffered Through Significant Underperformance, Egregious Corporate Governance and Self-Dealing, and Value-Destroying Capital Allocation for Far Too Long

Believes its Three Independent, Highly-Qualified Director Nominees Have the Right Skills to Reverse Associated Estates’ 20-Plus Year History of Material Underperformance

Vote for our Nominees on the GOLD Proxy Card Today

April 8, 2015

Dear Fellow Associated Estates Realty Shareholder:

Land and Buildings is an investment firm founded in 2008 that invests in publicly traded real estate companies. Collectively with Scot Sellers, who has overseen the creation of significant value in the apartment business as the leader of Archstone-Smith Trust for over 15 years, our group owns approximately 2.8% of the outstanding Associated Estates Realty Corporation common stock.

We are seeking your support to elect three independent, highly-qualified individuals to the Board of Associated Estates—Charles Elson, Jonathan Litt and Scot Sellers. We believe that these candidates, given their collective range of deep experience across the multifamily and real estate industries, as well as their commitment to best practices in corporate governance, are ideally suited to maximize shareholder value at Associated Estates. We urge you to vote the enclosed GOLD proxy card TODAY by telephone, over the Internet, or by signing, dating and returning your GOLD proxy card in the postage-paid envelope provided.

The Land and Buildings team has a deep history as global real estate investors and analysts in both public real estate securities and direct property. I, personally, have been closely involved with management teams of many of the public REITs since 1992 as a former top-ranked sell-side property equity analyst and have known Jeff Friedman since the early 1990s, during his over 20 year tenure as Chairman and CEO of Associated Estates.

IT IS TIME TO END THE COMPANY’S LONG-STANDING RECORD

OF DISAPPOINTING FINANCIAL PERFORMANCE

We believe that Associated Estates’ 20-plus year history of material underperformance and shareholder value destruction can be traced back to one central issue: an entrenched, intertwined and stale Board of Directors. The Company’s Board lacks what we view as true independence and relevant experience and has not, in our view, exerted effective oversight over a management team led by the Company’s Chairman of the Board and CEO Jeff Friedman that has acted against shareholder interests for far too long.

Persistent Undervaluation and Fundamental Underperformance

AEC has traded at average 23%, 20%, and 28% discounts to net asset value, or NAV (i.e. private real estate value), over the trailing three, five, and ten years respectively[1] while the Company’s proxy peers have on average traded near NAV over the same time periods.[2] Over the trailing 20 years, AEC has the lowest total return of its proxy peers and has lagged the proxy peer total return average by nearly 700%.[3]

AEC shares prior to investor activism were 33% below its November 1993 IPO price of $22.[4]

•	AEC IPO’d at $22 and closed at $14.65 the day prior to KKR - a private equity firm whose specializations include real estate - initially disclosing a material stake in the Company on November 14th, 2013.

•	In contrast, apartment REIT proxy peers that had initial public offerings in 1993 and 1994 (8 out of 9) had an offering price averaging $21.28 and closed at $72.88 on November 14th, 2013.

AEC annual earnings results failed to beat the management team’s initial guidance in five of the past six years.[5] Shareholders should ask themselves how many of them would continue to hold their jobs if they failed to hit or exceed their targets over 83% of the time? 2014 was a "miss and lower" year as funds from operations (“FFO”) per share and core same-store growth guidance were both lowered despite national apartment rental growth being stronger than in any other post-recession year.[6]

Potential Upside for Shareholders

We believe the net asset value of Associated Estates is $31 per share, indicating an approximately 25% further upside to intrinsic value above and beyond the 79% rise in the stock since investor activism began. Given the Company’s high quality apartment assets and what we view as the potential for significant improvements in operations, financial controls, capital allocation and corporate governance, further upside is within reach with the informed guidance from an active and highly-qualified Board. We believe that a well-regarded management team and Board could recapture a significant amount of the net operating income underperformance (AEC has cumulatively underperformed its public peers' net operating income growth by ~900bps since 2011 in overlapping geographies) and cause the stock to trade at a premium to real estate value, leading to approximately 50% upside in the stock compared to today.

A Failure in Corporate Governance

Prior to Land and Building’s involvement, the three member Executive Committee was comprised of Jeff Friedman, his brother-in-law, and AEC’s long-time lawyer. This Executive Committee “…possesse[d] the power of the Board of Directors in the management of the business and affairs of the Company…”.[7] Given the clear lack of independence, in our view, it is no wonder that shareholder value has not been maximized. Indeed, we believe the Board has lacked applicable skills, is over-tenured and is incredibly insular.

Before our engagement with the Company, none of the external directors had experience in high-quality apartment operations. The average tenure was over 14 years and Jeff Friedman has been combined Chairman of the Board and CEO since 1993. All seven incumbent directors were based in Cleveland, which only provides a narrow view of the relevant market given that ~90% of AEC’s net operating income is generated outside Cleveland. In our view, this is not how a public company should be run on behalf of shareholders.

It is apparent to us that the incumbent Board has been incapable of checking Jeff Friedman’s toxic self-interest – for example, a shareholder lawsuit forcing Friedman to relinquish 63,714 stock options due to breaches of its fiduciary duty is only further proof of the Board’s lack of control.

The Friedman Family has been putting their own interests ahead of the shareholders for too long. Jason Friedman, CEO Jeff Friedman’s son, has served as Senior Vice President, Acquisitions and Development while Matthew Friedman (Jeff’s son and Jason's brother) has earned millions of dollars under Jason's watch as a real estate broker for AEC real estate transactions in a clear conflict of interest. Jeff and his sons, Jason and Matthew, received $5.9 million in combined compensation from AEC in 2013. At the 2013 run-rate, the Friedmans could make more money in ~3 years running the company than Jeff’s entire stake in the Company is currently worth. In fact, Jeff Friedman has been a consistent seller of AEC stock with his ownership of AEC decreasing from 6.75% in 2004 to 1.4% of shares outstanding today.[8] Since August 2004, Jeff has sold or disposed of the equivalent of over 1.2 million shares of AEC, or approximately 2% of the outstanding shares. Ask yourself – is this company being run in the best interest of shareholders or the Friedman family?

Lack of Expense Control and Capital Allocation Discipline

The incumbent Board is either unwilling to control costs and deploy capital in an optimal fashion or does not understand how to do so. AEC’s general and administrative (“G&A”) expense as a percent of revenue is 11% compared to a 4% proxy peer average. It is no surprise to us that as G&A expenses have increased, so has Mr. Friedman’s compensation. His compensation equals 2.1% of revenue and is more than 4 times larger than the proxy peer average and more than 50% higher than similarly sized REITs on average across all sectors.[9] This may be acceptable if Mr. Friedman’s team had the wherewithal to allocate capital efficiently on behalf of shareholders, but they have not demonstrated that they do. Earnings (FFO – Funds From Operations) per share has fallen 5% since 2008 as AEC more than tripled its share count through five massively dilutive equity issuances at significant discounts to real estate value totaling over $500 million; meanwhile AEC's proxy peers saw FFO per share increase 26% over the same time period.[10]

L&B Board Nominees: Highly-Qualified and Independent

The Land and Buildings slate of directors would be able to provide fresh perspectives and significant value-add across all facets of Associated Estates. Their sole motivation is, in our view, to enhance shareholder value. Scot Sellers ran what we view as the highest quality apartment company in the REIT universe and maximized value by selling the company twice. Charles Elson is a leading corporate governance expert and would provide AEC with much needed counsel on how to run a company for the benefit of all shareholders. Jonathan Litt is the Founder and Chief Investment Officer of Land and Buildings and was a top-ranked sell-side REIT analyst on Wall Street for well over a decade when he was involved in the initial public offerings of many of the largest public REITs operating today.

These three individuals will represent a minority of the Board (which has 7 members and, if the Company's proposal is approved by shareholders at the annual meeting, will be expanded to 8). They will seek to restore accountability to shareholders and effectively oversee management, while working closely and constructively with existing directors, such as Douglas Crocker II and Jon A. Fosheim, to change the culture of underperformance.

Reactions to Land and Buildings’ Nominees Have Been Very Favorable[11]

•	“…highly-reputable independent directors…Scot Sellers’ presence is noteworthy as he is regarded as one of the top apartment executives in the country.”
	o	Green Street Advisors Research Note (11/17/14)

•	“…we do believe L&B’s slate would be well received by investors…We are impressed with the proposed Board slate and believe that their public company, operational, capital allocation, and corporate governance experience would benefit AEC shareholders. We believe that the proposed Board would be able to help close the persistent discount to NAV.”
	o	Citigroup Research Note (11/17/14)

•	“We believe AEC shareholders will elect the proposed Board given the candidates are highly qualified and have ample public market and REIT experience…notable nominees include Scot Sellers (former ASN CEO)…highly regarded within the REIT world.”
	o	Sandler O’Neil Research Note (12/10/14)

In contrast, the Company’s slate of incumbent-dominated nominees appears to be the same AEC board with the window dressing of a few new independents, who we believe are incapable of effecting any real change unless the old regime of incumbent directors, led by Jeff Friedman, concur.

•	Five of the Company’s seven nominees are still long-time, Cleveland-based directors who have overseen the company’s long-running underperformance. Associated Estates’ recent and (we believe) desperate changes to the composition of the Board and enhancements to corporate governance in response to our actions have been too little, too late and appear designed to maintain the status quo, not spur real fundamental change.

•	Associated Estates’ changes have been half-measures such as replacing only two out of seven board members and, in our view, only the most egregious, indefensible corporate governance standards have changed such as eliminating the Executive Committee of the Board and redeeming the Company’s shareholder rights plan.

•	Bottom line: Without implementing additional change by electing Land and Buildings' nominees on the GOLD proxy card, AEC will be left with an incumbent-dominated board. The same incumbents who have overseen the Company’s significant underperformance, poor capital allocation and egregious self-dealing.

Significant Operational and Strategic Change Required

Land and Buildings has nominated the type of Board candidates we believe would lead Associated Estates to becoming a best in class REIT that trades at a premium to net asset value. Land and Buildings believes numerous changes need to be made across the company to right the ship and turn AEC into the next world-class apartment REIT.

Operational Improvements

Our nominees will roll up their sleeves and work for shareholders by delving deep into the Company’s operations. They would engage in a full operational review to maximize rental revenue in line with the best practices of Class A apartment REITs that Board nominee Scot Sellers helped pioneer at Archstone-Smith Trust. We would further endeavor to clean up filthy and neglected properties, improve customer service training and instill a culture of excellence at the corporate level and down to the property-level, while eliminating unnecessary property operating expenses and reducing bloated G&A expense that has been amplified by the multiple Friedman family members on the dole. We believe the 9% underperformance of same-store NOI growth over the past 4 years relative to public peers in similar geographies can be recouped, translating into an additional $3.00-plus in value per share.

Capital Allocation Optimization

In order to optimize capital allocation to drive shareholder value, our nominees would start by reassessing all current and future development, acquisition and capital spending activity given the Company’s current inferior cost of capital. They would seek to narrow and refine the poorly planned geographical focus of the Associated Estates portfolio. Value needs to be preserved by halting further equity issuances below NAV except in the most extenuating of circumstances. Buying back stock and selling assets as long as the Company continues to trade materially below real estate value will only serve to drive value higher still, which the Company should be doing at the current market price. There is almost always an arbitrage available in the public markets either by buying back a company’s undervalued stock or issuing it a premium to buy and build assets.

Instill Best in Class Governance

By electing our nominees in place of the targeted directors, shareholders will take a first step in revitalizing AEC as a public company. Our nominees will re-align senior management compensation more closely with shareholder total returns, particularly relative to AEC's peers, and enforce greater insider ownership to align themselves with shareholders. They would seek to ensure no onerous or unnecessary stock ownership limits existed. Our nominees would also review any and all strategic alternatives, including a sale of the Company, as the most expedient avenue to maximize shareholder value. A REIT run for the benefit of shareholders, as we believe AEC has not been historically, should be for sale every day. With improved capital allocation decision-making and best in class corporate governance standards in place, we believe AEC could garner a premium to NAV in the public markets as other blue-chip REITs have been able to, adding an additional $3.00-plus in value per share.

Vote FOR our Nominees on the GOLD Proxy Card Today

As detailed above, we view AEC as a case study in how not to maximize value at a REIT. Numerous operational, financial and strategic changes need to be made to reverse course, improve earnings growth and have AEC shares trade at or above real estate value, unlocking as much as ~50% upside. And we believe strongly that our three candidates would help comprise the Board to do it, for the benefit of all our fellow shareholders.

Sincerely,

Jonathan Litt

Founder & CIO

Land and Buildings

 [1] Trailing 10 years defined as October 8, 2004 – October 3, 2014, trailing 5 years defined as October 9, 2009 – October 3, 2014, and trailing 3 years defined as October 3, 2011 – October 3, 2014; share prices relative to historical net asset values calculated by Land and Buildings using data provided by Green Street Advisors; Green Street Advisors has been an industry leader in real estate and REIT research for over 25 years and Greenwich Associates rated Green Street Advisors #1 in five categories including first place in Best Industry Knowledge and Best Original Research for the last six years in a row.

[2] Peer group represents the proxy peer group for the 2014 annual meeting of shareholders excluding two companies that are no longer separate publically traded companies: Apartment Investment and Management Company (NYSE: AIV), Avalon Bay Communities, Inc. (NYSE: AVB), Camden Property Trust (NYSE: CPT), Equity Residential (NYSE: EQR), Essex Property Trust, Inc. (NYSE: ESS), Home Properties, Inc. (NYSE: HME), Mid-America Apartment Communities, Inc. (NYSE: MAA), Post Properties, Inc. (NYSE: PPS), and UDR, Inc. (NYSE UDR); the company’s proxy peers traded at a 3.4% discount, 3.1% premium, 3.4% discount over the trailing three, five, and ten year periods; the trailing 10 year period excludes HME and MAA as data was not readily available; share prices relative to historical net asset values calculated by Land and Buildings using data provided by Green Street Advisors.

[3] Bloomberg; Trailing 20 years defined as July 29, 1994 –November 14, 2013 to reflect a start date to capture the completion of several proxy peer IPOs; Trailing 10 years defined as November 14, 2003 –November 14, 2013; Trailing 5 years defined as November 14, 2008 –November 14, 2013; Trailing 3 years defined as November 14, 2010 –November 14, 2013; Trailing 1 year defined as November 14, 2012 –November 14, 2013; Since investor activism defined as November 14, 2013 through April 2, 2015.

[4] Prior to the Kohlberg Kravis Roberts & Co (“KKR”) stake disclosure, AEC closed at $14.65 on November 14th, 2013; as of April 2nd, 2015 AEC closed at $24.78 (used as the current date throughout the letter).

[5] Company reports; 6 year time period defined as full year 2009 through full year 2014.

[6] Axiometrics.

[7] AEC 2013 Definitive Proxy Statement: “The Executive Committee, which consists of Messrs. Adams, Friedman (Chairman) and Milstein, possesses the power of the Board of Directors in the management of the business and affairs of the Company (other than filling vacancies on the Board of Directors or any of the Board of Directors’ committees) during intervals between meetings of the Board of Directors.”

[8] As of March 13, 2015, as disclosed in the Company's Proxy Statement.

[9] Bloomberg; Data based on 2013 results and compensation; Similarly sized REITs defined as those US REITs between $1.5 to $2.5 billion in enterprise value as of December 31, 2013.

[10] Time period defined as full year 2008 through full year 2014.

[11] Analyst quotes were prior to Land and Buildings’ shortening the proposed slate of nominees from seven candidates to three.